CUSIP No. 371559 10 5                                       (Page 1 of 10 Pages)



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    _________

                                  Schedule 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No. 2)


                             Genesee & Wyoming Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  371559 10 5
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    ------

CUSIP No. 371559 10 5                                      (Page 2 of 10 Pages)


                                      13G
===============================================================================

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Mortimer B. Fuller, III (individually, as Trustee or Co-Trustee and as sole General Partner)
     Frances A. Fuller (as Co-Trustee)
     Overlook Estate Foundation, Inc.
     (See Item 2(a) for description of such Trustee, Co-Trustee and sole General Partner capacities)
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     Mortimer B. Fuller, III and Frances A. Fuller are United States citizens; Overlook Estate Foundation, Inc. is a Delaware not-for-profit membership corporation.
--------------------------------------------------------------------------------
                5    SOLE VOTING POWER:
                     Mortimer B. Fuller, III - 876,321
    Number of        Frances A. Fuller - 0
      Shares         Overlook Estate Foundation, Inc. - 21,498
   Beneficially
     Owned by
   Each Report
    ing Person
       with     ----------------------------------------------------------------
                6    SHARED VOTING POWER:
                     Mortimer B. Fuller, III - 0
                     Frances A. Fuller - 0
                     Overlook Estate Foundation, Inc. - 0
                ----------------------------------------------------------------
                7    SOLE DISPOSITIVE POWER:
                     Mortimer B. Fuller, III - 499,107
                     Frances A. Fuller - 0
                     Overlook Estate Foundation, Inc. - 21,498
                ----------------------------------------------------------------
                8    SHARED DISPOSITIVE POWER:
                     Mortimer B. Fuller, III - 377,214
                     Frances A. Fuller - 377,214
                     Overlook Estate Foundation, Inc. - 0
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      897,819
      (See Item 4 for disclaimer of beneficial ownership)
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [ ]

CUSIP No. 371559 10 5                                       (Page 3 of 10 Pages)



--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      17.0%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      00 (a Group)
================================================================================



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 371559 10 5                                      (Page 4 of 10 Pages)


Item 1(a).  Name of Issuer:

            Genesee & Wyoming Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            71 Lewis Street
            Greenwich, Connecticut 06830

Item 2(a).  Names of Persons Filing:

            Mortimer B. Fuller, III
            Mortimer B. Fuller, III and Frances A. Fuller, as Co-Trustees of the
               Residuary Trust u/w of Mortimer B. Fuller, Jr.
            Mortimer B. Fuller, III, as Trustee of the Frances A. Fuller Family
                Trust
            Mortimer B. Fuller, III, as sole General Partner of Fuller/Overlook
                Limited Partnership
            Overlook Estate Foundation, Inc., a Delaware not-for-profit membership corporation (Mortimer B. Fuller, III, President)

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

            For all members of group:

            c/o Genesee & Wyoming Inc.
            71 Lewis Street
            Greenwich, Connecticut 06830

Item 2(c).  Citizenship:

            Mortimer B. Fuller, III and Frances A. Fuller are United States
                citizens;
            Overlook Estate Foundation, Inc. is a Delaware not-for-profit membership corporation.

Item 2(d).  Title of Class of Securities:

            Class A Common Stock

Item 2(e)   CUSIP Number:

            371559 10 5

CUSIP No. 371559 10 5                                      (Page 5 of 10 Pages)

Item 3.     Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

            Not Applicable

Item 4      Ownership.

            (a)  Amount Beneficially Owned: 897,819 shares (see Exhibit 1)

            (b)  Percent of Class:  17.0%

            (c)  Number of shares as to which such person has:

                 (i)       sole power to vote or to direct the vote:

                           Mortimer B. Fuller, III(individually, as Trustee or Co-Trustee and as sole General Partner) - 876,321 Frances A. Fuller (in any capacity) - 0
                           Overlook Estate Foundation, Inc. - 21,498

                 (ii)      shared power to vote or to direct the vote:

                           Mortimer B. Fuller, III (in any capacity) - 0 Frances A. Fuller (in any capacity) - 0 Overlook Estate Foundation, Inc. - 0

                 (iii) sole power to dispose or to direct the disposition of:

                           Mortimer B. Fuller, III (individually, as Trustee and as sole General Partner) - 499,107
                           Frances A. Fuller (in any capacity) - 0
                           Overlook Estate Foundation, Inc. - 21,498

                 (iv) shared power to dispose or to direct the disposition of:

                           Mortimer B. Fuller, III (as Co-Trustee) - 377,214 Frances A. Fuller (as Co-Trustee) - 377,214 Overlook Estate Foundation, Inc. - 0

            Pursuant to Rule 13d-4, each member of the group expressly declares that the filing of this Schedule 13G shall not be construed as an admission that such member is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares owned by the other members of the group, except for shares as to which members of the group are Co-Trustees.

CUSIP No. 371559 10 5                                      (Page 6 of 10 Pages)

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            See Exhibit 1

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Not Applicable

CUSIP No. 371559 10 5                                     (Page 7 of 10 Pages)


                                     SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 28, 1998       /s/ Mortimer B. Fuller, III
                             --------------------------------------------------
                             Mortimer B. Fuller, III


Dated:  March 28, 1998       /s/ Mortimer B. Fuller, III
                             --------------------------------------------------
                             Mortimer B. Fuller, III, as Co-Trustee of the
                             Residuary Trust u/w of Mortimer B. Fuller, Jr.


Dated:  March 28, 1998       * Frances A. Fuller, Co-Trustee
                             --------------------------------------------------
                             Frances A. Fuller, as Co-Trustee of the Residuary
                             Trust u/w of Mortimer B. Fuller, Jr.


Dated:  March 28, 1998       /s/ Mortimer B. Fuller, III
                             --------------------------------------------------
                             Mortimer B. Fuller, III, as Trustee of the Frances
                             A. Fuller Family Trust


                              Fuller/Overlook Limited Partnership

Dated:  March 28, 1998       By: /s/ Mortimer B. Fuller, III
                             --------------------------------------------------
                                 Mortimer B. Fuller, III, Sole General Partner


                              Overlook Estate Foundation, Inc.

Dated:  March 28, 1998       By: /s/ Mortimer B. Fuller, III
                             --------------------------------------------------
                                 Mortimer B. Fuller, III, President


Dated:  March 28, 1998       *By: /s/ Mortimer B. Fuller, III
                             --------------------------------------------------
                                  Mortimer B. Fuller, III, Attorney-in-Fact



*Power of Attorney previously filed and incorporated herein by reference to
Exhibit 3 to Schedule 13G filed February 12, 1997.

CUSIP No. 371559 10 5                                       (Page 8 of 10 Pages)


                                     Exhibit 1


         This Schedule 13G is being filed by a group pursuant to Rule 13d-5(b)(1). The members of the group are as follows: Mortimer B. Fuller, III; Mortimer B. Fuller, III and Frances A. Fuller, as Co-Trustees of the Residuary Trust u/w of Mortimer B. Fuller, Jr.; Mortimer B. Fuller, III, as Trustee of the Frances A. Fuller Family Trust; Mortimer B. Fuller, III, as sole General Partner of Fuller/Overlook Limited Partnership; and Overlook Estate Foundation, Inc. (Mortimer B. Fuller, III, President).

          Mortimer B. Fuller, III and Frances A. Fuller, as Co-Trustees of the Residuary Trust u/w of Mortimer B. Fuller, Jr. are parties to a Voting Agreement and Stock Purchase Option dated March 21, 1980, as amended as of March 29, 1996 (the "Voting Agreement"), pursuant to which Mortimer B. Fuller, III has been granted an irrevocable proxy to vote all shares of the Issuer owned by the such members of the group. The Voting Agreement terminates by its terms, and the group may dissolve, upon (i) the incompetency, disability or death of Mortimer B. Fuller, III, (ii) the written agreement of all of the parties to the Voting Agreement, or (iii)expiration of the term of the Voting Agreement on March 20, 2008 and the failure of the parties to renew it for an additional term.

         The shares of the Issuer's Class A Common Stock reported in this
Schedule 13G consist of: (a) shares of Class A Common Stock directly owned by the members of the group in the various capacities indicated (including shares issuable under presently exercisable options held by Mortimer B. Fuller, III) (see table below); and (b) shares of the Issuer's Class B Common Stock, par value $.01 per share, directly owned by such members in the various capacities indicated. The Issuer's Class B Common Stock, which is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, has ten votes per share (as compared with the a Common Stock, which has one vote per share), and is freely convertible into an equal number of shares of Class A Common Stock.

         The beneficial ownership of the Issuer's Class A Common Stock and Class B Common Stock by each member of the group as of December 31, 1997 is as follows:

CUSIP No. 371559 10 5                                      (Page 9 of 10 Pages)


===============================================================================
                                           Class A Com-   Class B Com-
                                            mon Stock     mon Stock
                                             Directly      Directly
Member of Group                               Owned         Owned       TOTAL
--------------------------------------------------------------------------------
Mortimer B. Fuller, III, individually          *49,981       276,093  326,074
--------------------------------------------------------------------------------
Mortimer B. Fuller, III and Frances A.          78,607       298,607  377,214
Fuller, as Co-Trustees of the Residuary
Trust u/w of Mortimer B. Fuller, Jr.
--------------------------------------------------------------------------------
Mortimer B. Fuller, III, as Trustee of          31,450             0   31,450
the Frances A. Fuller Family Trust
-------------------------------------------------------------------------------
Mortimer B. Fuller, III, as sole
General Partner of Fuller/Overlook
Limited Partnership                             58,000        83,583  141,583
--------------------------------------------------------------------------------
Overlook Estate Foundation, Inc.                21,498             0   21,498
(Mortimer B. Fuller, III, President)
--------------------------------------------------------------------------------
TOTAL                                          239,536       658,283  897,819
===============================================================================

* Includes 22,500 shares issuable under presently exercisable options.

CUSIP No. 371559 10 5                                      (Page 10 of 10 Pages)

                                     Exhibit 2

                                     AGREEMENT

         The undersigned agree that this Schedule 13G under the Securities Exchange Act of 1934, as amended, relating to shares of the Class A Common Stock of Genesee & Wyoming Inc., to which this Agreement is an Exhibit and which is to be filed with the Securities and Exchange Commission, is filed on behalf of each of the undersigned.

Dated:  March 28, 1998    /s/ Mortimer B. Fuller, III
                          -----------------------------------------------------
                              Mortimer B. Fuller, III


Dated:  March 28, 1998    /s/ Mortimer B. Fuller, III
                          -----------------------------------------------------
                              Mortimer B. Fuller, III, as Co-Trustee of the Residuary Trust u/w of Mortimer B. Fuller, Jr.


Dated:  March 28, 1998    * Frances A. Fuller, Co-Trustee
                          -----------------------------------------------------
                            Frances A. Fuller, as Co-Trustee of the Residuary Trust u/w of Mortimer B. Fuller, Jr.


Dated:  March 28, 1998    /s/ Mortimer B. Fuller, III
                          -----------------------------------------------------
                              Mortimer B. Fuller, III, as Trustee of the Frances
                              A. Fuller Family Trust


                           Fuller/Overlook Limited Partnership

Dated:  March 28, 1998    By: /s/ Mortimer B. Fuller, III
                             --------------------------------------------------
                              Mortimer B. Fuller, III, Sole General Partner


                           Overlook Estate Foundation, Inc.

Dated:  March 28, 1998    By: /s/ Mortimer B. Fuller, III
                             --------------------------------------------------
                              Mortimer B. Fuller, III, President


Dated:  March 28, 1998    *By: /s/ Mortimer B. Fuller, III
                              --------------------------------------------------
                               Mortimer B. Fuller, III, Attorney-in-Fact


   *Power of Attorney previously filed and incorporated herein by reference to
   Exhibit 3 to Schedule 13G filed February 12, 1997.